October 22, 2013

Heather Clark
Staff Accountant
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:         International Industrial Enterprises, Inc.
Item 4.01 Form 8-K
Filed August 22, 2013
File No. 000-52905

Dear Ms. Clark,

The following are the Company’s responses to you comment letter of August 29, 2013.

1. We note that the exhibit 16 letter filed as an attachment to your Form 8-K refers to the change of auditor for Western Lucrative Enterprises, Inc. Please revise to include an exhibit 16 letter from your prior auditor that appropriately references International Industrial Enterprises, Inc.

Revised and filed.

Very truly yours,

/s/ David Rogers
Chief Executive Officer
International Industrial Enterprises, Inc.